Exhibit 99.1

Pan American Silver Posts Proposed Changes to Stock Option and Compensation Share Plan on Corporate Website

VANCOUVER, April 28, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") today announced that, in connection with its Annual General and Special Meeting (the "AGM") to be convened on May 11, 2015, it has posted a cumulative black-line to its website (www.panamericansilver.com) showing all of the proposed changes to its current Stock Option and Compensation Share Plan (the "Plan"). The Company's proposed changes to the Plan were initially communicated to shareholders in the Company's information circular, dated April 7, 2015, and subsequently augmented in a news release dated April 26, 2015, both of which are available at www.sedar.com. The black-line of the Plan has been posted for completeness and clarification purposes prior to the Company's forthcoming AGM.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact: Kettina Cordero - Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 19:00e 28-APR-15